SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 06th May 2004, for 1st Quarter results 2004

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELENOR ASA FIRST QUARTER 2004 RESULTS
OUTLOOK FOR 2004
FIRST QUARTER OF 2004
KEY POINTS FROM THE FIRST QUARTER OF 2004 COMPARED TO THE FIRST QUARTER OF 2003
KEY FIGURES
KEY FIGURES FOR THE BUSINESS AREAS
BUSINESS AREAS
FIXED
BROADCAST
OTHER ACTIVITIES
OTHER PROFIT AND LOSS ITEMS FOR THE GROUP
US GAAP
OUTLOOK FOR 2004
SIGNATURES

TELENOR ASA FIRST QUARTER 2004 RESULTS

Telenor’s revenues increased by 13% to NOK 14,284 million. Telenor’s EBITDA margin increased from 33.1% to 35.1%. EBITDA increased by NOK 839 million to NOK 5,016 million. Telenor’s operating profit increased by NOK 807 million to NOK 2,282 million. Profit before taxes and minority interests increased by NOK 3.6 billion to NOK 4.7 billion. Net interest-bearing liabilities were NOK 19.3 billion, Telenor’s revenues increased by 13% to NOK 14,284 million, mainly due to the growth in the mobile operations and the consolidation of Sonofon as of 12 February 2004. Adjusted for the effect of acquisitions and disposals of operations and currency fluctuations, the growth in revenues was just below 9%.

Telenor’s EBITDA margin increased from 33.1% to 35.1%, primarily due to Mobile constituting a larger part of the Group. EBITDA increased by NOK 839 million to NOK 5,016 million. All business areas increased their EBITDA. Telenor’s operating profit increased by NOK 807 million to NOK 2,282 million. Profit before taxes and minority interests increased by NOK 3.6 billion to NOK 4.7 billion. In the first quarter of 2004, Telenor sold its remaining 9% ownership interest in Cosmote for NOK 3.1 billion and realized a gain before taxes of NOK 2.6 billion. Telenor’s work for improving operational efficiency continues. As a part of this work, agreements were made in the first quarter of 2004 to gather the Telenor Group’s Norwegian IT-operations in EDB Business Partner and to outsource EDB Business Partner’s Telecom application development activities.

In Mobile, EBITDA increased by NOK 621 million to NOK 2,816 million. The EBITDA margin decreased by 1.7 percentage points to 39.0% due to reduced margin in Telenor Mobil- Norway and the consolidation of Sonofon. In Fixed-Norway, EBITDA increased by NOK 37 million to NOK 1,620 million. The EBITDA margin increased by 1.4 percentage points to 36.1%.

At the end of the first quarter of 2004, Telenor’s market share for mobile services in Norway was estimated to be approximately 56% measured in number of subscriptions, down from 57% at the end of 2003. The market share for fixed line telephony in Norway measured in traffic minutes was 69%, in line with the end of 2003.

Broadcast had an operating profit of NOK 110 million compared to an operating loss in the first quarter of 2003. Capital expenditure was NOK 1,471 million compared to NOK 1,230 million in the first quarter of 2003. The increase was in Mobile.

Net interest-bearing liabilities were NOK 19.3 billion, an increase of NOK 1.5 billion from the end of 2003. The increase was mainly due to the acquisition of the remaining 46.5% ownership interest in Sonofon, partially offset by the sale of the shares in Cosmote.

In January 2004, Telenor entered into an agreement with the Kingdom of Norway, which is the largest shareholder in Telenor, in connection with Telenor’s program to buy back its own shares. The Kingdom of Norway agreed to cancel an amount of its own shares proportional to the amount of Telenor shares which Telenor repurchases in the market against payment by Telenor. As of 4 May 2004, Telenor had purchased 12.810.000 own shares in the market in accordance with the authority granted by Telenor’s general meeting of 8 May 2003.

The Kingdom of Norway reduced its ownership interest in Telenor to 53.15% (including Telenor’s own shares) through a sale of 170 million shares on 30 March 2004 and 695,600 shares on 14 April 2004.

In April 2004, following a government auction, Telenor was granted one of two new national licences for mobile telephony in Pakistan.

OUTLOOK FOR 2004

Telenor in general confirms its expectations for 2004 as presented in Telenor’s report for the fourth quarter of 2003. Overall, excluding special items we expect a positive development in Telenor’s results compared to 2003. Continued growth in revenues is expected, driven by the international mobile operations and the consolidation of Sonofon.

The EBITDA margin is expected to be approximately in line with 2003, excluding special items. This include consolidation of Sonofon, expected increase in sales and marketing expenses in a number of our mobile operations as well as operating expenses related to the establishment of mobile operations in Pakistan.

Capital expenditure is expected to be higher than in 2003 due to the purchase of satellite capacity, the consolidation of Sonofon, investments in new mobile technology in Norway, and investments in Pakistan, including license costs. In addition, the increase in subscriptions in some of the international mobile companies may result in Telenor accelerating certain network investments.

The sale of the Operating service division from the business area Fixed to EDB Business Partner is expected to have a small negative effect on Fixed Norway’s revenues. This transaction is expected to have a limited effect on the results for the Telenor Group for 2004, excluding special items.

The First Quarter of 2004 report is sent as enclosure with a separate mail in word and excel format.

FIRST QUARTER OF 2004

First quarter of 2004 showed a growth in revenues for the Telenor Group of 13% to NOK 14.3 billion. Profit before taxes and minority interests increased to NOK 4.7 billion.

Telenor ASA first quarter of 2004

KEY POINTS FROM THE FIRST QUARTER OF 2004 COMPARED TO THE FIRST QUARTER OF 2003

•	Telenor’s revenues increased by 13% to NOK 14,284 million, mainly due to the growth in the mobile operations and the consolidation of Sonofon as of 12 February 2004. Adjusted for the effect of acquisitions and disposals of operations and currency fluctuations, the growth in revenues was just below 9%.

•	Telenor’s EBITDA margin increased from 33.1% to 35.1%, primarily due to Mobile constituting a larger part of the Group. EBITDA increased by NOK 839 million to NOK 5,016 million. All business areas increased their EBITDA.

•	Telenor’s operating profit increased by NOK 807 million to NOK 2,282 million. Profit before taxes and minority interests increased by NOK 3.6 billion to NOK 4.7 billion. In the first quarter of 2004, Telenor sold its remaining 9% ownership interest in Cosmote for NOK 3.1 billion and realized a gain before taxes of NOK 2.6 billion.

•	Telenor’s work for improving operational efficiency continues. As a part of this work, agreements were made in the first quarter of 2004 to gather the Telenor Group’s Norwegian IT-operations in EDB Business Partner and to outsource EDB Business Partner’s Telecom application development activities.

•	In Mobile, EBITDA increased by NOK 621 million to NOK 2,816 million. The EBITDA margin decreased by 1.7 percentage points to 39.0% due to reduced margin in Telenor Mobil-Norway and the consolidation of Sonofon.

•	In Fixed-Norway, EBITDA increased by NOK 37 million to NOK 1,620 million. The EBITDA margin increased by 1.4 percentage points to 36.1%.

•	At the end of the first quarter of 2004, Telenor’s market share for mobile services in Norway was estimated to be approximately 56% measured in number of subscriptions, down from 57% at the end of 2003. The market share for fixed line telephony in Norway measured in traffic minutes was 69%, in line with the end of 2003.

•	Broadcast had an operating profit of NOK 110 million compared to an operating loss in the first quarter of 2003.

•	Capital expenditure was NOK 1,471 million compared to NOK 1,230 million in the first quarter of 2003. The increase was in Mobile.

•	Net interest-bearing liabilities were NOK 19.3 billion, an increase of NOK 1.5 billion from the end of 2003. The increase was mainly due to the acquisition of the remaining 46.5% ownership interest in Sonofon, partially offset by the sale of the shares in Cosmote.

•	In January 2004, Telenor entered into an agreement with the Kingdom of Norway, which is the largest shareholder in Telenor, in connection with Telenor’s program to buy back its own shares. The Kingdom of Norway agreed to cancel an amount of its own shares proportional to the amount of Telenor shares which Telenor repurchases in the market against payment by Telenor. As of 4 May 2004, Telenor had purchased 12.810.000 own shares in the market in accordance with the authority granted by Telenor’s general meeting of 8 May 2003.

•	The Kingdom of Norway reduced its ownership interest in Telenor to 53.15% (including Telenor’s own shares) through a sale of 170 million shares on 30 March 2004 and 695,600 shares on 14 April 2004.

•	In April 2004, following a government auction, Telenor was granted one of two new national licences for mobile telephony in Pakistan.

KEY FIGURES

	1st quarter		Year
(NOK in millions)	2004	2003	2003
Revenues	14,284	12,606	53,121
Revenues excluding gains	14,276	12,602	52,889
Revenues excluding gains — growth (%)	13.3	9.4	8.7
EBITDA 1)	5,016	4,177	18,302
EBITDA/Revenues (%)	35.1	33.1	34.5
EBITDA excluding gains and losses 2)	5,010	4,184	18,299
Operating profit	2,282	1,475	7,560
Operating profit/Revenues (%)	16.0	11.7	14.2
Associated companies	133	(34)	1,231
Profit before taxes and minority interests	4,674	1,047	7,426
Net income	2,801	597	4,560

Net interest-bearing liabilities	19,297	26,139	17,817

Investments:
— Capex 3)	1,471	1,230	6,454
— Investments in businesses 4)	3,749	23	563

1)	For a definition and reconciliation of EBITDA, see table at the end of this report.
2)	See table “special items” at the end of this report for further details.
3)	Capex is investments in tangible and intangible assets.
4)	Consists of acquisition of shares and participations including acquisition of subsidiaries and businesses not organized as separate companies.

The table below shows key figures adjusted for special items (gains and losses on disposal, expenses for workforce reductions, loss contracts, exit from activities and write-downs) 1)

	1st quarter			Year
(NOK in millions)	2004	2003	Growth	2003	Growth
Revenues	14,276	12,602	13.3%	52,889	8.7%
EBITDA	5,035	4,189	20.2%	18,586	28.1%
EBITDA/Revenues (%)	35.3	33.2		35.1
Operating profit	2,304	1,503	53.3%	7,989	87.1%
Operating profit/Revenues (%)	16.1	11.9		15.1
Associated companies	133	(100)	nm	(251)	nm
Profit before taxes and minority interests	2,105	1,095	92.2%	6,300	153.2%

1)	See table “special items” at the end of this report for further details.

KEY FIGURES FOR THE BUSINESS AREAS

Revenues

	1st quarter			Year
(NOK in millions)	2004	2003	Growth	2003	Growth
Mobile	7,214	5,388	33.9%	23,810	17.0%
Fixed	4,940	5,032	(1.8%)	20,509	2.4%
Broadcast	1,306	1,138	14.8%	4,820	33.7%
Other activities	2,454	2,678	(8.4%)	10,811	(7.1%)
Eliminations	(1,630)	(1,630)	—	(6,829)	0.6%
Total revenues	14,284	12,606	13.3%	53,121	8.8%

EBITDA

	1st quarter				Year
(NOK in millions)	2004	Margin 1)	2003	Margin 1)	2003	Margin 1)
Mobile	2,816	39.0%	2,195	40.7%	9,567	40.2%
Fixed	1,620	32.8%	1,592	31.6%	6,665	32.5%
Broadcast	348	26.6%	204	17.9%	1,229	25.5%
Other activities	262	10.7%	194	7.2%	830	7.7%
Eliminations	(30)	nm	(8)	nm	11	nm
Total EBITDA	5,016	35.1%	4,177	33.1%	18,302	34.5%
Special items 2)	19	nm	12	nm	284	nm
EBITDA adjusted for special items 3)	5,035	35.3%	4,189	33.2%	18,586	35.1%

1)	EBITDA as a percentage of total revenues.
2)	Gains, losses, expenses for workforce reductions, loss contracts and exit from activities. See table “special items” at the end of the report for further details.
3)	Margin is EBITDA adjusted as a percentage of revenues excluding gains.

Operating profit (loss)

	1st quarter				Year
(NOK in millions)	2004	Margin 1)	2003	Margin 1)	2003	Margin 1)
Mobile	1,506	20.9%	1,112	20.6%	5,224	21.9%
Fixed	692	14.0%	542	10.8%	2,531	12.3%
Broadcast	110	8.4%	(73)	nm	181	3.8%
Other units	(17)	nm	(112)	nm	(488)	nm
Eliminations	(9)	nm	6	nm	112	nm
Total operating profit	2,282	16.0%	1,475	11.7%	7,560	14.2%

1)	Operating profit as a percentage of total revenues.

BUSINESS AREAS

Mobile

	1st quarter		Year
(NOK in millions)	2004	2003	2003
External revenues
Telenor Mobil — Norway	2,489	2,302	9,639
Sonofon — Denmark	672	—	—
Telenor Mobile Sweden	32	20	109
Pannon GSM — Hungary	1,403	1,205	5,368
DiGi.Com — Malaysia	940	732	3,170
Kyivstar — Ukraine	834	483	2,634
GrameenPhone — Bangladesh	493	326	1,535
Other	3	14	28
Total external revenues	6,866	5,082	22,483
Internal revenues	347	306	1,327
Gains on disposal	1	—	—
Total revenues	7,214	5,388	23,810

EBITDA	2,816	2,195	9,567
Depreciation and amortization	1,310	1,075	4,308
Write-downs	—	8	35
Operating profit	1,506	1,112	5,224

EBITDA/Total revenues (%)	39.0	40.7	40.2
Operating profit/Total revenues (%)	20.9	20.6	21.9

Investments:
— Capex	984	687	3,667
— Investments in businesses	3,661	4	95

•	Revenues increased by 33.9% compared to the first quarter of 2003. The EBITDA margin decreased from 40.7% in the first quarter of 2003 to 39,0% in the first quarter of 2004, mainly as a result of reduced margin in Telenor Mobil — Norway.

•	The results in the first quarter of 2004 were affected by the consolidation of Sonofon from 12 February 2004.

•	The other mobile operations showed a good profitability in the first quarter of 2004.

•	In April 2004, following a government auction, Telenor was granted one of two new national licences for mobile telephony in Pakistan, for a period of 15 years subject to renewal. The price of the licence at auction was US Dollar 291 million, half of which will be paid in 2004 and the remainder over a 10-year period.

Telenor Mobil — Norway

	1st quarter		Year
(NOK in millions)	2004	2003	2003
Subscriptions and connections	350	330	1,216
Traffic	1,315	1,257	5,391
SMS and content services	359	400	1,537
Customer equipment, service providers and other	465	315	1,495
Total external revenues	2,489	2,302	9,639
Internal revenues	311	308	1,270
Gains on disposal	—	—	—
Total revenues	2,800	2,610	10,909

EBITDA	998	1,083	4,262
Depreciation and amortization	238	293	1,147
Write-downs	—	—	—
Operating profit	760	790	3,115

EBITDA/Total revenues (%)	35.6	41.5	39.1
Operating profit/Total revenues (%)	27.1	30.3	28.6
Capex	214	77	500
ARPU (GSM) — monthly (NOK)	332	330	339
No. of subscriptions (in thousand)	2,378	2,342	2,364

•	Compared to the first quarter of 2003, revenues increased primarily due to the increase in sales to service providers and sale of customer equipment. External traffic revenues increased as a result of increased traffic per subscription and the increase in the number of subscriptions, partially offset by price reductions. The increase in external subscription revenues compared to the first quarter of 2003 was a result of the increase in the number of subscriptions. The reduction in external revenues from SMS and content services was due to reduced prices and an increase in the number of free messages, partially offset by the increase in the number of messages. Compared to the fourth quarter of 2003, revenues from SMS fell due to reduced prices and a reduction in the number of messages.

•	On 16 June 2003, Telenor Mobil introduced simplified pricing plans and lower average call charges. SMS prices were reduced from 6 May and from 1 December 2003, and on 1 July 2003 Telenor Mobil further reduced end user prices. As of 1 February 2004, Telenor Mobil reduced the termination charges to NetCom and as a result of reduced interconnection charges from NetCom, Telenor Mobil also reduced the end user prices on outgoing traffic to NetCom’s network from 12 February 2004. On 1 March 2004, SMS prices for prepaid subscriptions were further reduced.

•	In a market characterized by strong competition, the number of GSM subscriptions in Telenor Mobil increased by 19,000 compared to the end of 2003, and by 52,000 compared to the end of the first quarter of 2003. These additional subscriptions consisted primarily of GSM contract subscriptions.

•	At the end of the first quarter of 2004, the estimated market share for GSM measured in number of subscriptions was approximately 56%, down from 60% at the end of the first quarter of 2003 and 57% at the end of 2003. Mobile penetration was estimated to have increased to approximately 91%, up from 85% in the first quarter of 2003 and 90% in the fourth quarter of 2003.

•	The decrease in the EBITDA margin compared to the first quarter of 2003 was primarily due to increased costs relating to sales and marketing activities, higher costs of materials and traffic charges as a result of increased traffic to other mobile networks and increased sales of customer equipment with low margin, as well as price reductions. Provisions were also made in the first quarter of 2004 for contingent liabilities in connection with legal disputes.

•	Depreciation and amortization decreased compared to the first quarter of 2003, primarily due to reduced capital expenditure in recent years and the reversal of depreciation and amortization in previous periods.

•	The increase in capital expenditure compared to the first quarter of 2003 was primarily due to investments in new technology and the increased coverage and capacity in the GSM network.

Sonofon — Denmark

	1st quarter		Year
(NOK in millions)	2004	2003	2003
Mobile related revenues	511	—	—
Other revenues	165	—	—
Total revenues	676	—	—

EBITDA	166	—	—
Depreciation and amortization	114	—	—
Write-downs	—	—	—
Operating profit	52	—	—

EBITDA/Total revenues (%)	24,6	—	—
Operating profit/Total revenues (%)	7.7	—	—
Capex	66	—	—
ARPU (GSM) — monthly (NOK)	270	—	—
No. of subscriptions (in thousand)	996	—	—

The proceeding table shows figures from 12 February 2004, the time of consolidation of Sonofon. Telenor’s ownership interest in Sonofon is 100%. ARPU in the table is for the period 1 January—31 March 2004.

•	On 12 February 2004, Telenor acquired the remaining 46.5% of the shares in Sonofon for a consideration of NOK 3.66 billion. The company was consolidated as a subsidiary effective from this date.

•	Sonofon’s estimated market share was 22% at the end of the first quarter of 2004, which was a decrease compared to the end of 2003 due to increased competition. The number of subscriptions in Sonofon decreased by 14,000 from the end of 2003. Estimated mobile penetration in Denmark increased to 89% at the end of the first quarter of 2004.

•	Measured in Danish Kroner, ARPU fell compared to the end of 2003, primarily due to price reductions.

•	Revenues and the EBITDA margin for the first quarter of 2004 were NOK 1,210 million and 24.2%, respectively. The EBITDA margin was negatively affected by reduced prices and costs connected with sales and marketing activities, partially offset by a reduction in other operating expenses.

•	As from 1 July 2004, Sonofon will reduce the interconnection charges by a further 10%.

•	In April 2004 Sonofon reached an agreement to aquire the Danish service provider CBB Mobil A/S for DKK 130 million.

Telenor Mobile Sweden

	1st quarter		Year
(NOK in millions)	2004	2003	2003
Total revenues	46	20	127
EBITDA	(25)	(8)	(114)
Depreciation and amortization	8	4	24
Write-downs	—	—	—
Operating profit	(33)	(12)	(138)

Capex	4	58	79
ARPU (GSM) — monthly (NOK)	188	119	171
No. of subscriptions (in thousand)	84	52	81

The Norwegian Krone depreciated against the Swedish Krone by approximately 13% in the first quarter of 2004 compared to the first quarter of 2003.

•	The increase in the EBITDA-loss compared to the first quarter of 2003 was due to increased sales and marketing activity after the launch as an MVNO (Mobile Virtual Net Operator) in April 2003. The number of MVNO subscriptions was 61,000 at the end of the first quarter of 2004.

Pannon GSM — Hungary

	1st quarter		Year
(NOK in millions)	2004	2003	2003
Mobile related revenues	1,323	1,138	5,005
Other revenues	82	67	365
Total revenues	1,405	1,205	5,370

EBITDA	556	469	1,924
Depreciation and amortization	241	212	889
Write-downs	—	—	10
Operating profit	315	257	1,025

EBITDA/Total revenues (%)	39.6	38.9	35.8
Operating profit/Total revenues (%)	22.4	21.3	19.1
Capex	104	113	644
ARPU (GSM) — monthly (NOK)	169	153	165
No. of subscriptions (in thousand)	2,596	2,514	2,618

Telenor’s ownership interest in Pannon GSM is 100%. The Norwegian Krone depreciated against the Hungarian Forint by approximately 6% in the first quarter of 2004 compared to the first quarter of 2003.

•	Pannon GSM’s estimated market share decreased by one percentage point compared to the end of 2003 and was 35% at the end of the first quarter of 2004, compared to 38% at the end of the first quarter of 2003. Compared to the end of the first quarter of 2003, the estimated mobile penetration in Hungary increased from 70% to 80%.

•	In a market characterised by tough competition, Pannon GSM increased the number of contract subscriptions by 25,000 compared to the end of 2003, while the increase was 93,000 compared to the end of the first quarter of 2003.

•	ARPU measured in local currency increased by 4% compared to the first quarter of 2003, primarily due to an increased share of contract subscriptions in addition to increased usage per subscription. The increase in the number of subscriptions and increased ARPU contributed to revenue growth in local currency of 10% compared to the first quarter of 2003.

•	The EBITDA margin increased compared to the first quarter of 2003 due to more efficient operations.

•	Depreciation and amortization increased compared to the first quarter of 2003 due to a higher level of capital expenditure in recent years.

•	During 2003, Pannon GSM was determined to have significant market power in the national interconnection market in Hungary in both 2002 and 2003. Pannon GSM appealed against these decisions. It is not yet known when the cases will be ruled on in the Hungarian courts. In case of an unfavorable outcome, Pannon GSM may be required to reduce its interconnection charges.

DiGi.Com — Malaysia

	1st quarter		Year
(NOK in millions)	2004	2003	2003
Mobile related revenues	811	633	2,713
Other revenues	130	101	463
Total revenues	941	734	3,176

EBITDA	426	307	1,295
Depreciation and amortization	210	188	780
Write-downs	—	6	18
Operating profit	216	113	497

EBITDA/Total revenues (%)	45.3	41.8	40.8
Operating profit/Total revenues (%)	23.0	15.4	15.6
Capex	103	144	1,043
ARPU (GSM) — monthly (NOK)	116	123	117
No. of subscriptions (100% in thousand)	2,416	1,803	2,207

Telenor’s ownership interest in DiGi.Com was 61.0% at the end of the first quarter of 2004. The Norwegian Krone appreciated against the Malaysian Ringgit by approximately 2% in the first quarter of 2004 compared to the first quarter of 2003.

•	DiGi.Com’s estimated market share increased by one percentage point compared to the end of 2003 and was 21% at the end of the first quarter of 2004, compared to 19% at the end of the first quarter of 2003. Compared to the end of the first quarter of 2003, the estimated mobile penetration in Malaysia increased from 39% to 46%.

•	Measured in local currency, revenues increased by 31% compared to the first quarter of 2003 primarily due to the increased number of subscriptions. Measured in local currency, ARPU decreased by 3% compared to the first quarter of 2003 due to the fact that new subscriptions on average generated less traffic, as well as price reductions in the form of free call time and loyalty programmes.

•	The increase in the EBITDA margin was due to more efficient operations and increased interconnection charges. Measured in local currency, EBITDA increased by 43% compared to the first quarter of 2003.

•	Depreciation and amortization increased compared to the first quarter of 2003 as a result of a high level of capital expenditure in the fourth quarter of 2003.

Kyivstar — Ukraine

	1st quarter		Year
(NOK in millions)	2004	2003	2003
Mobile related revenues	822	464	2,569
Other revenues	12	19	65
Total revenues	834	483	2,634

EBITDA	505	263	1,573
Depreciation and amortization	102	77	343
Write-downs	—	—	—
Operating profit	403	186	1,230

EBITDA/Total revenues (%)	60.6	54.5	59.7
Operating profit/Total revenues (%)	48.3	38.5	46.7
Capex	331	218	979
ARPU (GSM) — monthly (NOK)	87	81	94
No. of subscriptions (100% in thousand)	3,221	2,012	3,037

Telenor’s ownership interest at the end of the first quarter of 2004 was 55.35%. Telenor increased its ownership interest further in April 2004 by 1.16% for a cost of US Dollar 5 million. The functional currency for Kyivstar is the US Dollar. The Norwegian Krone appreciated against the US Dollar by approximately 2% in the first quarter of 2004 compared to the first quarter of 2003.

•	Kyivstar’s estimated market share decreased by two percentage points compared to the end of 2003 and was 45% at the end of the first quarter of 2004, compared to 50% at the end of the first quarter of 2003. The decrease was a result of increased competition within the prepaid segment. Compared to the first quarter of 2003, the estimated mobile penetration in Ukraine increased from 9% to 15%.

•	ARPU increased compared to the first quarter of 2003. This was primarily related to a 60% increase on average in the number of traffic minutes per subscription mainly due to the introduction of a Calling Party Pays regime from 19 September 2003.

•	A significant increase in both the number of subscriptions and ARPU contributed to an increase in revenues measured in US Dollar by 76% compared to the first quarter of 2003.

•	The high EBITDA margin reflected cost-effective operations and limited sales and marketing expenses.

•	Depreciation and amortization increased compared to the first quarter of 2003 as a result of increased capital expenditure in the subsequent quarters.

•	The increase in capital expenditure compared to the first quarter of 2003 was related to network investments as a result of a larger customer base.

GrameenPhone — Bangladesh

	1st quarter		Year
(NOK in millions)	2004	2003	2003
Mobile related revenues	490	321	1,529
Other revenues 1)	3	5	7
Total revenues	493	326	1,536

EBITDA	283	197	1,001
Depreciation and amortization	34	36	158
Write-downs	—	—	—
Operating profit	249	161	843

EBITDA/Total revenues (%)	57.4	60.4	65.2
Operating profit/Total revenues (%)	50.5	49.4	54.9
Capex	160	77	429
ARPU (GSM) — monthly (NOK)	123	133	136
No. of subscriptions (100% in thousand)	1,520	835	1,141

Telenor’s ownership interest at the end of the first quarter of 2004 was 51.0%. The Norwegian Kroner appreciated against the Bangladeshi Takka by approximately 4% in the first quarter of 2004 compared to the first quarter of 2003.

•	GrameenPhone’s estimated market share increased by one percentage point compared to the end of 2003 and was 63% at the end of the first quarter of 2004, compared to 70% at the end of the first quarter of 2003. The decrease compared to the first quarter of 2003 was due to increased competition, particularly in the fourth quarter of 2003. The estimated mobile penetration in Bangladesh doubled from 0.9% in the first quarter of 2003 to 1.8% in the first quarter of 2004.

•	Compared to the end of 2003, the number of subscriptions in GrameenPhone increased by 33% to more than 1.5 million subscriptions, the increase from the first quarter of 2003 was 82%. The increase in the number of subscriptions contributed to an increase in revenues measured in local currency by 57% compared to the first quarter of 2003.

•	Measured in local currency, ARPU decreased by 4% compared to the first quarter of 2003. This was mainly due to a higher portion of prepaid subscriptions and price reductions, including free call time.

•	Measured in local currency, EBITDA increased by 49% compared to the first quarter of 2003, mainly due to increased revenues and more efficient operations. The EBITDA margin, however, decreased compared to the first quarter of 2003 due to increased sales and marketing expenses in relation to the significant increase in the number of subscriptions.

•	Capital expenditure increased compared to the first quarter of 2003 as a result of an increase in the need for network investments due to growth in the number of subscriptions in GrameenPhone and in the total market in Bangladesh. Significant network investments are also expected in future quarters.

Other units in Mobile
(including eliminations and amortization and write-downs of net excess values)

	1st quarter		Year
(NOK in millions)	2004	2003	2003
EBITDA	(93)	(116)	(374)
Depreciation and amortization 1)	363	265	967
Write-downs	—	2	7
Operating (loss)	(456)	(383)	(1,348)
1) Includes amortization of Telenor’s net excess values by *)	363	239	911
Capex	2	—	(7)

*)	Net excess values are the difference between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of subsidiaries. Telenor Mobile Sweden is now shown and discussed separately and is no longer included in Other units in Mobile. The figures in the preceding table are changed to reflect this transition.

•	Other units in Mobile include costs related to the management and administration of the international mobile operations, as well as amortization and write-downs of Telenor’s net excess values on mobile companies.

•	Increased amortization of net excess values compared to the first quarter of 2003 was mainly due to Sonofon, which was consolidated as of 12 February 2004.

Associated companies and joint ventures in Mobile

	1st quarter		Year
(NOK in millions)	2004	2003	2003
Telenors share of 1)
Net income after taxes	264	114	608
Amortization of Telenor’s net excess values 2)	(83)	(157)	(534)
Write-downs of Telenor’s excess values	—	—	(15)
Gains on disposal of ownership interests	—	65	1,580
Net result from associated companies	181	22	1,639

1)	The figures are partly based on management’s estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line “net result from associated companies”. The table includes Telenor’s share of the results in Sonofon until 12 February 2004. Effective from this date Sonofon was consolidated as a subsidiary. Cosmote was included as an associated company through April 2003.

2)	Net excess values are the difference between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of associated companies.

•	In the first quarter of 2004, there was a significant growth in the overall subscription base for the associated companies in total, adjusted for Sonofon. Consistent with previous quarters, growth was especially strong in VimpelCom in Russia and DTAC in Thailand.

•	Adjusted for Sonofon and Cosmote, all associated mobile companies increased net income after taxes compared to the first quarter of 2003. In the first quarter of 2003, net income after taxes from associated companies was negatively affected by an adjustment of approximately NOK 50 million to account for the difference between the estimated and actual results for 2002.

•	Reduced amortization of Telenor’s net excess values compared to the first quarter of 2003 was mainly due to the consolidation of Sonofon as a subsidiary on 12 February 2004.

•	Gains on disposal in the first quarter of 2003 was due to the sale of Telenor’s ownership interest in StavTeleSot to Vimpelcom-Region.

FIXED

	1st quarter		Year
(NOK in millions)	2004	2003	2003
External revenues
Norway	4,055	4,150	16,409
Sweden	411	292	1,517
Russia	—	166	701
Other countries	43	38	160
Total external revenues	4,509	4,646	18,787
Internal revenues	431	386	1,713
Gains on disposal	—	—	9
Total revenues	4,940	5,032	20,509

EBITDA	1,620	1,592	6,665
Depreciation and amortization 1)	928	1,050	4,110
Write-downs	—	—	24
Operating profit	692	542	2,531
1) Includes amortization of Telenor’s net excess values by	(26)	12	(76)

EBITDA/Total revenues (%)	32.8	31.6	32.5
Operating profit/Total revenues (%)	14.0	10.8	12.3

Investments:
— Capex	378	396	1,867
— Investments in businesses	86	—	294

•	EBITDA and the EBITDA margin increased compared to the first quarter of 2003 as a result of an improvement in all the existing operations. The increase more than offset the decrease in EBITDA from Fixed — Russia due to the disposal of Comincom/Combellga on 1 December 2003.

Fixed — Norway

	1st quarter		Year
(NOK in millions)	2004	2003	2003
Retail revenues
Subscriptions and connections
— PSTN/ISDN	958	1,112	4,300
Subscriptions and connections
— ADSL/Internet	281	237	1,041
Internet traffic	138	167	561
Other traffic	1,205	1,333	5,062
Total fixed network market	2,582	2,849	10,964
Leased lines	81	81	329
Data services (frame relay, atm, lan-lan, datapak)	200	212	836
Managed services	164	194	726
Other retail products	96	88	377
Total other retail revenues	541	575	2,268
Total retail revenues	3,123	3,424	13,232

Wholesale revenues
Sale to service providers and operators	186	23	249
Domestic interconnect	159	170	643
International interconnect	78	74	339
Transit traffic	253	245	1,038
Leased lines	171	161	631
Other wholesale revenues	85	53	277
Total wholesale revenues	932	726	3,177
Total external revenues	4,055	4,150	16,409
Internal revenues	438	406	1,776
Gains on disposal	—	—	4
Total revenues	4,493	4,556	18,189

EBITDA	1,620	1,583	6,512
Depreciation and amortization 1)	878	934	3,773
Write-downs	—	—	19
Operating profit	742	649	2,720
1) Includes amortization of Telenor’s net excess values by	1	1	9

EBITDA/Total revenues (%)	36.1	34.7	35.8
Operating profit/Total revenues (%)	16.5	14.2	15.0

Investments:
— Capex	355	334	1,568
— Investments in businesses	—	—	1

•	External revenues from subscriptions and connections — PSTN/ISDN decreased compared to the first quarter of 2003 due to the transition to sales of access lines on a wholesale basis and a decrease in the number of subscriptions in the market as a whole.

•	The increase in external revenues from subscriptions and connections — ADSL/Internet was due to the increased number of ADSL subscriptions (residential and business) which was 208,000 at the end of the first quarter of 2004, an increase of 87,000 compared to the first quarter of 2003 and 31,000 compared to the end of 2003. Telenors estimated market share for ADSL (residential- and business subscriptions) was 56% at the end of the first quarter of 2004 compared to 57% at the end of 2003 and 63% at the end of the first quarter 2003.

•	The reduction in external traffic revenues compared to the first quarter of 2003 was due to a 10% decrease in total traffic in Telenor’s network, measured in minutes, and a reduced market share. The reduction in total traffic was due to the migration of voice traffic from fixed telephony to mobile telephony and the transition of data traffic from dial-up Internet to ADSL.

•	Telenor’s market share measured in traffic minutes was 69% at the end of the first quarter of 2004, in line with the end of 2003, compared to 70% at the end of the first quarter of 2003.

•	The reduction in external revenues from data services compared to the first quarter of 2003 was due to the transition to IP-based data services with lower prices, while the decrease in external revenue from managed services was due to the decline in, and renegotiation of, managed services contracts.

•	The increase in revenues from the sale to service providers and operators was due to increased sale of access lines on a wholesale basis (PSTN, ISDN and ADSL). The number of PSTN/ISDN lines sold on a wholesale basis was 339,000 at the end of the first quarter of 2004, an increase of 314,000 compared to the first quarter of 2003 and 109,000 compared to the end of 2003. The number of ADSL subscriptions sold on a wholesale basis was 76,000 at the end of the first quarter of 2004, an increase of 55,000 compared to the first quarter of 2003 and 20,000 compared to the end of 2003.

•	The increase in external revenues from other wholesale products was primarily due to increased sales of local loop unbundled subscriptions. The number of local loop unbundled subscriptions sold at the end of the first quarter of 2004 was 96,000, an increase of 43,000 compared to the end of the first quarter of 2003 and 16,000 compared to the end of 2003.

•	EBITDA increased compared to the first quarter of 2003, primarily due to higher gross margin (revenues less costs of materials and traffic charges as a percentage of revenues). The increase in the gross margin was due to the transition of data traffic from dial-up Internet to ADSL and reduced termination charges in the mobile networks from 1 February 2004. In the first quarter of 2004, NOK 18 million was expensed for workforce reductions, compared to NOK 6 million in the first quarter of 2003.

•	Depreciation and amortization was reduced compared to the first quarter of 2003, primarily due to reduced capital expenditure in recent years.

•	The increase in capital expenditure compared to the first quarter of 2003 was primarily due to the increase in investments in administrative support systems for customer, order and invoicing.

Fixed — Sweden

	1st quarter		Year
(NOK in millions)	2004	2003	2003
External revenues	411	292	1,517
Internal revenues	23	25	81
Gains on disposal	—	—	5
Total revenues	434	317	1,603

EBITDA	(3)	(41)	(56)
Depreciation and amortization 1)	37	64	141
Write-downs	—	—	1
Operating (loss)	(40)	(105)	(198)
1) Includes amortization of Telenor’s net excess values by	(27)	(5)	(143)

Investments:
— Capex	15	9	85
— Investments in businesses	78	—	13

•	The trading in Utfors AB shares on the Stockholm stock exchange ceased on 31 March 2004. Telenor held 98.5% of the shares in Utfors AB at that time.

•	The increase in revenues, measured in NOK, compared to the first quarter of 2003 was due to the increase in sale of traffic to Glocalnet on a wholesale basis and a weakened Norwegian Krone compared to the Swedish Krone.

•	The decrease in the EBITDA loss compared to the first quarter of 2003 was primarily due to increased revenues.

•	Reduced depreciation and amortization compared to the first quarter of 2003 was due to a reduction in the amortization period for a significant part of the negative goodwill in relation to the final allocation of net excess values in the third quarter of 2003 related to the acquisition of Utfors AB.

Fixed — Russia

	1st quarter		Year
(NOK in millions)	2004	2003	2003
Total revenues	—	167	703
EBITDA	—	57	215
Operating profit 1)	—	19	71
1) Includes amortization of Telenor’s net excess values by	—	16	58

Investments:
— Capex	—	43	173
— Investments in businesses	—	—	280

•	Telenor’s shareholding in Comincom/Combellga was sold on 1 December 2003 in exchange for shares in the listed company Golden Telecom.

Comincom/Combellga was consolidated as a subsidiary up until 1 December 2003. Golden Telecom is accounted for as an associated company from this date.

Fixed — other countries

•	The activities in Fixed — Other Countries consist of activities in the Czech Republic and Slovakia. EBITDA was NOK 4 million in the first quarter of 2004, which was an improvement of NOK 11 million compared to the first quarter of 2003 due to increased revenues and reduced operating expenses.

BROADCAST

	1st quarter		Year
(NOK in millions)	2004	2003	2003
External revenues
Distribution	1,060	870	3,761
Transmission	203	214	816
Other	8	11	64
Total external revenues	1,271	1,095	4,641
Internal revenues	35	43	159
Gains on disposal	—	—	20
Total revenues	1,306	1,138	4,820

EBITDA	348	204	1,229
Depreciation and amortization 1)	238	273	1,030
Write-downs	—	4	18
Operating profit (loss)	110	(73)	181
1) Includes amortization of Telenor’s net excess values by	67	63	256

EBITDA/Total revenues (%)	26.6	17.9	25.5
Operating profit/Total revenues (%)	8.4	nm	3.8

Investments:
— Capex	23	28	252
— Investments in businesses	—	1	14

•	Increased revenues due to price increases and a higher number of subscribers, combined with a limited increase in operating expenses, excluding depreciation and amortization, increased the EBITDA margin to 26.6% in the first quarter of 2004 compared to 17.9% in the first quarter of 2003. In addition, the results in the first quarter of 2003 were negatively affected by accruals between the quarters in 2003.

•	The decrease in depreciation and amortization compared to the first quarter of 2003 was due to fully depreciated fixed assets.

Broadcast — Distribution

	1st quarter		Year
(NOK in millions)	2004	2003	2003
External revenues
Satellite dish	730	578	2,528
Cable-TV	238	212	888
Small antenna TV-networks	90	74	335
Other	2	6	10
Total external revenues	1,060	870	3,761
Internal revenues	2	2	13
Gains on disposal	—	—	20
Total revenues	1,062	872	3,794

EBITDA	192	85	686
Depreciation and amortization 1)	168	196	754
Write-downs	—	2	8
Operating profit (loss)	24	(113)	(76)
1) Include amortization of Telenor’s net excess values by	67	63	255

EBITDA/Total revenues (%)	18.1	9.7	18.1
Operating profit/Total revenues (%)	2.3	nm	nm

Investments:
— Capex	8	17	112
— Investments in businesses	—	—	—

•	Revenues in Distribution increased compared to the first quarter of 2003 mainly due to a higher number of subscribers, price increases for satellite dish and currency fluctuations.

•	The increase in EBITDA compared to the first quarter of 2003, was due to increased revenues. In addition, EBITDA was negatively affected in the first quarter of 2003 by accruals between the quarters in 2003.

•	The decrease in depreciation and amortization was due to fully depreciated fixed assets.

Broadcast — Transmission

	1st quarter		Year
(NOK in millions)	2004	2003	2003
External revenues	203	214	816
Internal revenues	100	118	461
Gains on disposal	—	—	—
Total revenues	303	332	1,277

EBITDA	152	139	554
Depreciation and amortization	66	74	266
Write-downs	—	—	7
Operating profit	86	65	281

EBITDA/Total revenues (%)	50.2	41.9	43.4
Operating profit/Total revenues (%)	28.4	19.6	22.0

Investments:
— Capex	12	10	116
— Investments in businesses	—	—	—

•	The decrease in external revenues in Transmission compared to the first quarter of 2003 was due to reduced sales of analogue transmissions via satellite. Decreased sales to other areas within Broadcast and to other Telenor entities contributed to the decrease in internal revenues.

•	EBITDA increased compared to the first quarter of 2003 due to reduced price on the leasing of satellite capacity which more than offset reduced revenues.

•	The decrease in depreciation and amortization was due to fully depreciated fixed assets.

Broadcast — Other

•	Increased EBITDA in Broadcast — Other compared to the first quarter of 2003 was due to increased revenues from Distribution in the first quarter of 2004.

OTHER ACTIVITIES

EDB Business Partner

	1st quarter		Year
(NOK in millions)	2004	2003	2003
External revenues	805	804	3,210
Internal revenues	231	254	1,060
Gains on disposal	—	—	19
Total revenues	1,036	1,058	4,289

EBITDA	128	95	399
Depreciation and amortization	86	89	375
Write-downs	—	4	28
Operating profit (loss)	42	2	(4)

EBITDA/Total revenues (%)	12.4	9.0	9.3
Operating profit/Total revenues (%)	4.1	0.2	nm

Investments:
— Capex	31	59	210
— Investments in businesses	—	4	95

Telenor’s ownership interest in EDB Business Partner was 51.8% at the end of the first quarter of 2004.

•	Adjusted for acquisitions and disposals of operations, revenues were in line with the first quarter of 2003. Banking & Finance had a limited increase in revenues and Telekom had a limited decrease.

•	The EBITDA margin increased compared to the first quarter of 2003 due to cost savings related to the restructuring of Banking & Finance, the winding up of operations with low margins, and a general focus on cost control.

•	Depreciation and amortization decreased compared to the first quarter of 2003 due to fully depreciated fixed assets.

•	EDB Business Partner’s capital expenditure in the first quarter of 2004 decreased compared to previous quarters due to more efficient utilization of earlier investments and because no major projects were launched during the period.

•	In the first quarter of 2004, EDB Business Partner entered into an agreement to sell a substantial portion of its activities in Telekom for approximately NOK 400 million. The transaction was carried out on 30 April 2004.

•	In the first quarter of 2004, EDB Business Partner entered into an agreement to acquire a substantial portion of the operations of the Operating Service division from the business area Fixed. Telenor has also extended and prolonged its agreement with EDB Business Partner for the operation of Telenor’s IT systems until 1 May 2011. In addition, through this agreement EDB Business Partner took over operating contracts for a number of external customers from Telenor. These transactions were completed on 3 May 2004.

Other business units

Revenues

	1st quarter		Year
(NOK in millions)	2004	2003	2003
Satellite Services	476	500	1,996
Satellite Networks	133	131	551
Teleservice	128	180	725
Nextra International	—	131	256
Software Services	30	19	121
Other	131	111	515
Eliminations	(9)	(1)	(10)
Revenues	889	1,071	4,154
Gains on disposal	5	—	51
Total revenues	894	1,071	4,205

EBITDA	141	106	408
Depreciation and amortization 1)	105	119	491
Write-downs 1)	3	—	37
Operating profit (loss)	33	(13)	(120)
1) Include amortization and write-downs of Telenor’s net excess values by	9	10	40

Operating profit (loss)
Satellite Services	31	60	200
Satellite Networks	19	4	34
Teleservice	(2)	5	(43)
Nextra International	(1)	(42)	(220)
Software Services	(4)	(27)	(86)
Other	(10)	(13)	(5)
Total operating profit (loss)	33	(13)	(120)

Investments:
— Capex	40	37	233
— Investments in businesses	2	14	30

Satellite Services

•	The decrease in revenues in Satellite Services compared to the first quarter of 2003 was primarily due to a reduction in the price and volume of Inmarsat-based satellite services and the effect of a the strengthening of the Norwegian Krone against the US Dollar.

•	The decrease in operating profit compared to the first quarter of 2003 was primarily due to decreased revenues and the impact of currency fluctuations (weakened US Dollar and strengthened Euro against the Norwegian Krone). Moreover, depreciation and amortization increased as a consequence of reduced depreciation periods for some earth station equipment.

Satellite Networks

•	The increase in revenues in Satellite Networks compared to the first quarter of 2003 was primarily due to increased sales under existing contracts in the Norwegian and Dutch satellite operations as well as in the Taide Internet operations. The increase was partially offset by decrease in revenues due to the sale of the operations in Poland in November 2003.

•	The increase in operating profit compared to the first quarter of 2003 was due to increased revenues and better operating margins as a result of better utilization of space capacity and a general focus on cost control.

Teleservice

•	Decreased revenues in Teleservice compared to the first quarter of 2003 were primarily due to the disposals of operations. As of 1 January 2004, the MeetAt operations were transferred to the business area Fixed, and in addition parts of the operations outside Norway were sold. In the first quarter of 2003, these operations had in aggregate revenues of NOK 32 million. A reduced total market for directory enquiry services and a reduced market share also contributed to reduced revenues. Gains from the disposal of operations amounted to NOK 5 million in the first quarter of 2004.

•	Reduced operating profit compared to the first quarter of 2003 was primarily due to reduced revenues from the directory enquiry services. The decrease in operating profit due to the sale of operations was largely offset by gains from such disposals.

Nextra International

•	The operating companies in Nextra International were wound up or sold. However, certain matters are still unresolved regarding the final settlement of the sales and liquidations, and as a consequence some of the holding companies are not yet liquidated.

Software services

•	Increased revenues compared to the first quarter of 2003 were mainly due to changes in delivery periods for internal sales of CA software.

•	Restructuring of the operations and renegotiation of the agreement with Computer Associates in the fourth quarter of 2003 contributed to reduced operating expenses compared to the first quarter of 2003. In addition to increased revenues, this contributed to reduced operating loss compared to the first quarter of 2003.

Corporate functions and group activities

	1st quarter		Year
(NOK in millions)	2004	2003	2003
External revenues	65	49	229
Internal revenues	457	496	1,955
Gains on disposal	2	4	133
Total revenues	524	549	2,317

EBITDA	(7)	(7)	23
Depreciation and amortization	85	94	384
Write-downs	—	—	3
Operating (loss)	(92)	(101)	(364)

Investments:
— Capex	15	29	253
— Investments in businesses	—	—	93

•	EBITDA was in line with the first quarter of 2003. Compared to the first quarter of 2003, expenses for property developments decreased, while expenses in group projects, mainly cost programmes, increased.

•	The decrease in depreciation and amortization compared to the first quarter of 2003 was due to reversal of previous depreciation related to investment subsidies received for Special Service Obligations.

•	Capital expenditure decreased compared to the first quarter of 2003 due to low property-related investments in the first quarter of 2004.

OTHER PROFIT AND LOSS ITEMS FOR THE GROUP

Depreciation, amortization and write-downs

	1st quarter		Year
(NOK in millions)	2004	2003	2003
Depreciation of tangible assets	1.924	2.018	7.986
Amortization of goodwill *)	213	209	686
Amortization of other intangible assets *)	594	459	1.925
Total depreciation and amortization	2.731	2.686	10.597
Write-downs of tangible assets	1	10	104
Write-downs of goodwill	2	4	16
Write-downs of other intangible assets	—	2	25
Total write-downs	3	16	145
Total depreciation, amortization and write-downs	2.734	2.702	10.742

*)	See specification below.

•	In the fourth quarter of 2003, certain reclassifications from tangible assets to intangible assets were made, mainly related to software in administrative support systems. The comparable figures are adjusted to reflect these changes.

*)	Specification of amortization of goodwill and other intangible assets (including amortization of Telenor’s net excess values)

	1st quarter		Year
(NOK in millions)	2004	2003	2003
Amortization of goodwill
Sonofon	38	—	—
DiGi.Com	12	14	48
Pannon GSM	81	76	308
Kyivstar	10	10	39
Other Mobile	—	3	5
Total Mobile	141	103	400
Fixed	(26)	12	(95)
Broadcast	53	50	197
EDB Business Partner	38	36	151
Other units	7	8	33
Total amortization of goodwill	213	209	686

Amortization of other intangible assets
Sonofon	130	—	—
DiGi.Com	20	21	83
Pannon GSM	153	144	564
Kyivstar	58	50	213
Other Mobile	83	99	374
Total Mobile	444	314	1,234
Fixed	107	104	431
Broadcast	19	16	78
EDB Business Partner	—	—	1
Other units	24	25	181
Total amortization of other intangible assets	594	459	1,925

•	Amortization of goodwill in Fixed was an income in the first quarter of 2004 compared to an expense in the first quarter of 2003. The change was due to the sale of Comincom/Combellga (NOK 11 million) and amortization of negative goodwill related to Utfors AB (NOK 27 million).

Associated companies

	1st quarter		Year
(NOK in millions)	2004	2003	2003
Telenors share of 1)
Net income after taxes	240	68	329
Amortization of Telenor’s net excess values	(107)	(168)	(579)
Write-downs of Telenor’s excess values	—	—	(26)
Gains on disposal of ownership interests	—	66	1,507
Net result from associated companies	133	(34)	1,231

1)	The figures are partly based on management’s estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line “net result from associated companies”.

•	Increased net income after taxes from associated companies compared to the first quarter of 2003 was primarily due to increased profitability in associated companies in Mobile.

•	The decrease in amortization of Telenor’s net excess values compared to the first quarter of 2003 was mainly due to the consolidation of Sonofon as a subsidiary as from 12 February 2004, partially offset by amortization related to Golden Telecom, which became an associated company as of 1 December 2003.

•	Gains on disposal in the first quarter of 2003 was due to the sale of Telenor’s ownership interest in StavTeleSot to Vimpelcom-Region.

Financial items

	1st quarter		Year
(NOK in millions)	2004	2003	2003
Financial income	108	165	586
Financial expenses	(409)	(576)	(2,023)
Net foreign currency gain (loss)	(31)	103	(1)
Net gains (losses) and (write-downs)	2,591	(86)	73
Net financial items	2,259	(394)	(1,365)

Gross interest expenses	(405)	(574)	(2,033)
Net interest expenses	(307)	(453)	(1,549)

•	The decrease in financial income compared to the first quarter of 2003 was mainly due to the decline in market interest rates, partially offset by increased interest-bearing financial assets. In the first quarter of 2003, NOK 19 million in dividends from the company Expert ASA was included in financial income.

•	The decrease in interest-bearing liabilities and average interest rates contributed to the decrease in financial expenses compared to the first quarter of 2003. In the first quarter of 2003, approximately NOK 90 million was accrued and expensed for interest related to legal disputes.

•	Net currency losses in the first quarter of 2004 were mainly due to the holding of interest-bearing financial assets in Euro subsequent to the sale of the Cosmote shares. Currency gains in the first quarter of 2003 were largely due to hedging instruments related to payment of taxes in 2003 related to gains from the sale of VIAG Interkom.

•	Net gains on financial items in the first quarter of 2004 were mainly due to the sale of Telenor’s remaining shares in Cosmote. Net losses and write-downs on financial items in the first quarter of 2003 were due to write-downs of shares in Expert ASA and of shares owned by Telenor Venture.

Taxes

•	The tax rate in Norway is 28%. The effective tax rate for the Telenor group for 2004 is estimated to be 34% of profit before taxes and minority interests.

•	The estimated effective tax rate for Telenor for 2004 is higher than 28%, mainly due to higher taxes on foreign companies, including deferred tax on retained earnings and amortization of goodwill on which deferred tax assets have not been recognized. The actual effective tax rate for the year may deviate from the estimated rate.

•	On 26 March 2004, the Norwegian government issued and submitted to the Norwegian parliament (Storting) a consultation paper outlining certain proposals for a future tax reform. The main proposals relating to the taxation of companies provide for a tax exemption on dividend income and a tax exemption on capital gains deriving from the disposal of shares. As a result of such exemptions, capital losses deriving from disposals of shares would not be tax deductible. If the government’s proposals receive sufficient support in the Storting, the government might submit draft legislation relating to the proposed tax reform to the Storting in the fall of 2004, in which case the tax exemptions described above could become effective from the fiscal year commenced on 1 January 2004. Such tax changes may affect the income tax expenses for Telenor.

Balance sheet and cash flow

•	Total assets increased by NOK 7.2 billion compared to the end of 2003, primarily due to the consolidation of Sonofon. This also affected the separate balance sheet items.

•	Net interest-bearing liabilities increased by NOK 1.5 billion from the end of 2003 to NOK19.3 billion at the end of the first quarter of 2004. The acquisition of the remaining 46.5% ownership interest in Sonofon increased net interest-bearing liabilities by approximately NOK 6.9 billion, of which approximately NOK 3.7 billion was payment for the shares. Beside these effects, net interest-bearing liabilities decreased due to the proceeds of approximately NOK 3.1 billion from the sale of shares in Cosmote and from cash flow from operations, partially offset by capital expenditure and the repurchase of Telenor’s own shares for an amount of NOK 0.6 billion in the first quarter of 2004. Currency fluctuations increased net interest-bearing liabilities measured in Norwegian Kroner by approximately NOK 0.2 billion compared to the end of 2003.

•	Minority interests increased compared to the end of 2003 primarily due to net income from Kyivstar, GrameenPhone and DiGi.Com and due to currency fluctuations.

•	Translation adjustments were positively affected by NOK 644 million compared to the end of 2003 due to the weakening of the Norwegian Krone in the quarter, of which the Hungarian Forint had the largest effect.

Disputes

•	In March 2004, Tele2 Norge AS (Tele2) filed a complaint against Telenor Mobil AS before the Conciliation Board of Baerum (this is the first step in Norwegian civil court proceedings and if no settlement is reached between the parties the case will be transferred to the competent court) claiming reimbursement of alleged excessive prices charged by Telenor Mobil pursuant to its service provider agreement with Tele2. Tele2 claims that these prices have not been set in accordance with the requirements for cost-oriented pricing and has sought reimbursement of the difference between the actual prices charged and cost-oriented prices. The claim is for NOK 113 million plus interests. Telenor is contesting the claim.

•	Please refer to note 24 to Telenor’s annual report for 2003 for more information about legal proceedings.

US GAAP

•	Telenor had net income in accordance with Generally Accepted Accounting Principles in the United States (US GAAP) of NOK 2.991 million in the first quarter of 2004 compared to net income in accordance with Norwegian accounting principles of NOK 2,801 million. The main reason for the difference is that goodwill is not amortized according to US GAAP, but is subject to an annual impairment test.

OUTLOOK FOR 2004

•	Telenor in general confirms its expectations for 2004 as presented in Telenor’s report for the fourth quarter of 2003. Overall, excluding special items we expect a positive development in Telenor’s results compared to 2003.

•	Continued growth in revenues is expected, driven by the international mobile operations and the consolidation of Sonofon.

•	The EBITDA margin is expected to be approximately in line with 2003, excluding special items. This include consolidation of Sonofon, expected increase in sales and marketing expenses in a number of our mobile operations as well as operating expenses related to the establishment of mobile operations in Pakistan.

•	Capital expenditure is expected to be higher than in 2003 due to the purchase of satellite capacity, the consolidation of Sonofon, investments in new mobile technology in Norway, and investments in Pakistan, including license costs. In addition, the increase in subscriptions in some of the international mobile companies may result in Telenor accelerating certain network investments.

•	The sale of the Operating service division from the business area Fixed to EDB Business Partner is expected to have a small negative effect on Fixed — Norway’s revenues. This transaction is expected to have a limited effect on the results for the Telenor Group for 2004, excluding special items.

The unaudited interim consolidated financial statements according to Norwegian accounting principles have been prepared on a basis consistent with Telenor’s financial statements as of year-end 2003, and in accordance with the Norwegian accounting standard for interim reporting.

The accounts submitted with the report have not been audited. This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section “Outlook for 2004” contains forward-looking statements regarding the group’s expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s Annual Report 2003 on Form 20-F filed with the Securities and Exchange Commission in the USA under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” (available at www.telenor.com/ir/).

Oslo, 4 May 2004
The Board of Directors of Telenor ASA

Profit and loss statement

Telenor group	1st quarter		Year
(NOK in millions except net income per share)	2004	2003	2003
Revenues	14,276	12,602	52,889
Gains on disposal of fixed assets and operations	8	4	232
Total revenues	14,284	12,606	53,121

Costs of materials and traffic charges	3,652	3,160	13,094
Own work capitalized	(124)	(152)	(571)
Salaries and personnel costs	2,528	2,473	9,561
Other operating expenses	3,210	2,937	12,506
Losses on disposal of fixed assets and operations	2	11	229
Depreciation and amortization	2,731	2,686	10,597
Write-downs	3	16	145
Total operating expenses	12,002	11,131	45,561

Operating profit	2,282	1,475	7,560

Associated companies	133	(34)	1,231
Net financial items	2,259	(394)	(1,365)
Profit before taxes and minority interests	4,674	1,047	7,426

Taxes	(1,589)	(387)	(2,376)
Minority interests	(284)	(63)	(490)
Net income	2,801	597	4,560

Net income per share in NOK — basic and diluted	1.58	0.34	2.57

US GAAP
Net income	2,991	687	5,036
Net income per share in NOK — basic and diluted	1.69	0.39	2.84

BALANCE

Telenor group
(NOK in millions)	31.03.2004	31.03.2003	31.12.2003
Deferred tax assets	2,541	4,702	3,850
Goodwill	14,721	9,978	9,224
Intangible assets	9,405	6,722	5,536
Tangible assets	37,835	38,804	35,722
Associated companies	6,663	9,908	10,166
Other financial assets	2,553	4,046	3,848

Total fixed assets	73,718	74,160	68,346

Other current assets	10,742	10,578	9,819
Cash and interest-bearing investments	8,858	6,228	7,945

Total current assets	19,600	16,806	17,764

Total assets	93,318	90,966	86,110

Paid-in equity	28,712	29,285	29,311
Other equity	12,779	7,865	9,978
Cumulative translation adjustments	(1,408)	(2,311)	(2,052)

Shareholders equity	40,083	34,839	37,237

Minority interests	3,974	3,884	3,646

Total equity and minority interests	44,057	38,723	40,883

Provisions	2,884	1,007	1,645
Long-term interest-bearing liabilities	27,088	28,840	25,376
Long-term non-interest-bearing liabilities	753	648	754

Total long-term liabilities	27,841	29,488	26,130

Short-term interest-bearing liabilities	1,067	3,527	386
Short-term non-interest-bearing liabilities	17,469	18,221	17,066

Total short-term liabilities	18,536	21,748	17,452

Total equity and liabilities	93,318	90,966	86,110

CASH FLOW STATEMENT

Telenor group	1st quarter		Year
(NOK in millions)	2004	2003	2003
Profit before taxes and minority interests	4,674	1,047	7,426
Taxes paid	(168)	(65)	(3,283)
Net (gains) losses including write-downs of financial items	(2,596)	93	(76)
Depreciation, amortization and write-downs	2,734	2,702	10,742
Associated companies	(133)	34	(1,231)
Difference between expensed and paid pensions	137	(129)	134
Currency (gains) losses not relating to operating activities	35	(154)	(78)
Change in other accruals	(248)	(541)	42
Net cash flow from operating activities	4,435	2,987	13,676

Payments on purchase of tangible and intangible assets	(1,551)	(1,406)	(6,536)
Payments on purchase of subsidiaries and associated companies, net of cash received	(4,424)	(12)	(506)
Proceeds from sale of tangible and intangible assets and businesses, net of cash payed	211	174	2,850
Proceeds from sale of and payments for other investments	3,077	(171)	738
Net cash flow from investment activities	(2,687)	(1,415)	(3,454)

Proceeds and payments interest-bearing liabilities	(277)	(907)	(7,022)
Proceeds and payments from issuance of shares incl. from/to minority interests in subsidiaries	7	—	25
Share repurchase	(620)	—	—
Payment of dividends	—	—	(890)
Net cash flow from financing activities	(890)	(907)	(7,887)

Effect on cash and cash equivalents of changes in foreign exchange rates	75	79	45
Net change in cash and cash equivalents	933	744	2,380

Cash and cash equivalents 01.01.	7,644	5,264	5,264
Cash and cash equivalents by the end of the period	8,577	6,008	7,644

THE BUSINESS AREAS FIRST QUARTER

	Revenues 1)		of which external 1)		EBITDA		Operating profit (loss)		Associated companies		Net financial items		Profit (loss) before taxes and minority interests
(NOK in millions)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Mobile	7,214	5,388	6,867	5,082	2,816	2,195	1,506	1,112	181	22	2,096	(737)	3,783	397
Fixed	4,940	5,032	4,509	4,646	1,620	1,592	692	542	(5)	2	(170)	(222)	517	322
Broadcast	1,306	1,138	1,271	1,095	348	204	110	(73)	7	(16)	(137)	(232)	(20)	(321)
EDB Business Partner	1,036	1,058	805	804	128	95	42	2	—	(1)	(16)	(17)	26	(16)
Other business units	894	1,071	765	926	141	106	33	(13)	(45)	(40)	(16)	(105)	(28)	(158)
Corporate functions and Group activities	524	549	67	53	(7)	(7)	(92)	(101)	—	(1)	502	919	410	817
Eliminations	(1,630)	(1,630)	—	—	(30)	(8)	(9)	6	(5)	—	—	—	(14)	6

Total	14,284	12,606	14,284	12,606	5,016	4,177	2,282	1,475	133	(34)	2,259	(394)	4,674	1,047

1)	Revenues includes gains on disposal of fixed assets and operations

ANALYTICAL INFORMATION

	2002				2003				2004
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Revenues (NOK in millions)	11,563	12,011	12,210	13,042	12,606	13,223	13,491	13,801	14,284
EBITDA excluding gains and losses (NOK in millions)	2,926	3,155	3,778	3,599	4,184	4,448	4,886	4,781	5,016
Operating profit (loss) (NOK in millions)	602	691	488	(2,101)	1,475	1,612	2,300	2,173	2,282
Profit (loss) before taxes and minority interests (NOK in millions)	31	383	(105)	(5,445)	1,047	2,490	2,005	1,884	4,674
Equity ratio including minority interests (%)	49.4	48.2	46.7	41.7	42.6	45.5	48.0	47.0	47.2
Net interest bearing liabilities (NOK in millions)	24,449	25,717	27,645	26,872	26,139	25,317	21,584	17,817	19,297
Net interest bearing liabilities/EBITDA excluding gains and losses last 12 months	2.6	2.5	2.3	2.0	1.8	1.6	1.3	1.0	1.0
Capex (NOK in millions)	1,879	2,161	2,169	2,680	1,230	1,314	1,460	2,450	1,471
Investments in businesses (NOK in millions)	8,875	2,271	493	772	23	268	9	263	3,749
No. of man-years	22,250	21,650	22,350	22,100	21,200	21,150	20,300	19,450	20,600
— of which abroad	7,700	7,800	8,600	8,900	8,700	8,700	8,100	7,450	8,650
MOBILE
Telenor Mobil (Norway)
No. of mobile subscriptions (NMT + GSM) (in thousands)	2,314	2,360	2,409	2,382	2,342	2,330	2,364	2,364	2,378
No. of GSM subscriptions (in thousands)	2,249	2,299	2,352	2,330	2,294	2,285	2,324	2,327	2,346
— of which prepaid (in thousands)	1,051	1,094	1,131	1,115	1,093	1,091	1,120	1,099	1,091
Traffic minutes per GSM subscription per month, generated and terminated	171	185	186	178	178	190	195	189	192
Average revenues per GSM subscription per month in the quarter (ARPU):	334	351	359	340	330	346	354	326	332
— of which contract	481	511	528	492	480	501	519	475	488
— of which prepaid	162	168	171	170	163	172	174	162	154
No. of SMS and content messages (in millions)	391	403	444	454	452	462	500	512	488
Sonofon (Denmark)
No. of mobile subscriptions (in thousands)	—	—	—	—	—	—	—	—	996
— of which prepaid (in thousands)	—	—	—	—	—	—	—	—	250
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	—	—	—	—	165
Average revenues per GSM subscription per month in the quarter (ARPU):	—	—	—	—	—	—	—	—	270
— of which contract	—	—	—	—	—	—	—	—	313
— of which prepaid	—	—	—	—	—	—	—	—	135
No. of SMS and content messages (in millions)	—	—	—	—	—	—	—	—	240
Mobile Sweden
No. of mobile subscriptions (in thousands)	—	—	—	—	52	59	65	81	84
— of which prepaid (in thousands)	—	—	—	—	26	23	28	44	48
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	28	41	67	76	80
Average revenues per GSM subscription per month in the quarter (ARPU):	—	—	—	—	119	160	207	199	188
— of which contract	—	—	—	—	194	248	311	294	295
— of which prepaid	—	—	—	—	44	49	56	105	105
No. of SMS and content messages (in millions)	—	—	—	—	3	3	5	8	8
Pannon (Hungary)
No. of mobile subscriptions (in thousands)	2,001	2,146	2,311	2,450	2,514	2,514	2,564	2,618	2,596
— of which prepaid (in thousands)	1,446	1,596	1,767	1,910	1,989	1,981	2,019	2,023	1,977
Traffic minutes per GSM subscription per month, generated and terminated	113	115	112	112	104	110	113	116	111
Average revenues per GSM subscription per month in the quarter (ARPU):	182	184	177	177	153	165	170	173	169
— of which contract	383	391	401	415	386	414	416	412	396
— of which prepaid	97	98	94	100	86	92	97	99	94
DiGi.Com (Malaysia)
No. of mobile subscriptions (100% in thousands)	1,159	1,284	1,454	1,616	1,803	1,946	2,055	2,207	2,416
— of which prepaid (100% in thousands)	1,044	1,176	1,351	1,519	1,708	1,850	1,953	2,101	2,301
Traffic minutes per GSM subscription per month, generated and terminated	197	189	185	185	177	175	177	176	167
Average revenues per GSM subscription per month in the quarter (ARPU):	169	158	138	145	123	111	117	117	116
— of which contract	313	331	312	352	331	336	367	357	358
— of which prepaid	150	142	124	131	112	100	105	105	104
Kyivstar (Ukraine)
No. of mobile subscriptions (100% in thousands)	—	—	1,659	1,856	2,012	2,205	2,512	3,037	3,221
— of which prepaid (100% in thousands)	—	—	1,283	1,472	1,614	1,768	2,037	2,503	2,675
Traffic minutes per GSM subscription per month, generated and terminated	—	—	50	49	43	52	59	73	69
Average revenues per GSM subscription per month in the quarter (ARPU):	—	—	113	102	81	92	106	95	87
— of which contract	—	—	194	202	167	176	204	201	194
— of which prepaid	—	—	73	70	54	66	74	70	62
GrameenPhone (Bangladesh)
No. of mobile subscriptions (100% in thousands)	550	625	704	769	835	928	1,047	1,141	1,520
— of which prepaid (100% in thousands)	353	424	501	563	631	725	820	899	1,258
Traffic minutes per GSM subscription per month, generated and terminated	308	297	288	298	309	312	328	320	322
Average revenues per GSM subscription per month in the quarter (ARPU):	191	173	167	155	133	136	143	130	123
— of which contract	311	297	286	303	283	295	337	327	342
— of which prepaid	118	104	100	95	81	89	90	76	72
Associated companies
No. of mobile subscriptions (100% in thousands)	12,424	14,425	14,814	16,116	17,158	15,105	17,035	19,478	21,028
FIXED — Norway
Retail market
No. of PSTN subscriptions (in thousands)	1,522	1,497	1,480	1,467	1,449	1,427	1,381	1,308	1,248
No. of ISDN subscriptions (lines in thousands)	1,803	1,818	1,818	1,828	1,816	1,800	1,755	1,682	1,600
PSTN/ISDN generated traffic (mill. minutes)	4,702	4,392	3,864	4,387	4,268	3,876	3,454	3,787	3,725
Market share of PSTN/ISDN generated traffic (%)	73	73	73	72	70	70	69	69	69
No. of Online subscriptions residential market (in thousands)	370	359	347	337	315	304	301	294	286
No. of ADSL subscriptions residential market (in thousands)	42	53	64	90	114	124	139	163	191
No. of ADSL subscriptions business market Norway (in thousands)	1	2	3	4	7	10	11	14	17
Wholesale market
No. of PSTN subscriptions (in thousands)	—	—	—	—	11	12	42	104	151
No. of ISDN subscriptions (lines in thousands)	—	—	—	—	14	17	52	126	188
No. of ADSL subscriptions (in thousands)	5	6	8	15	21	31	41	56	76
No. of LLUB (in thousands)	18	25	32	42	53	59	68	80	96
BROADCAST
No. of television subscribers in the Nordic region (in thousands)
— Subscribers with satellite dish	614	646	664	701	713	708	726	763	778
— Cable TV subscribers	557	559	561	571	575	590	594	604	605
— Households in small antenna TV-networks	1,140	1,126	1,129	1,133	1,130	1,049	1,100	1,098	1,132

Special items

	4th quarter		Year
(NOK in millions)	2004	2003	2003
EBITDA	5,016	4,177	18,302
Gains on disposal of fixed assets and operations	(8)	(4)	(232)
Losses on disposal of fixed assets and operations	2	11	229
EBITDA excluding gains and losses	5,010	4,184	18,299

Expenses for workforce reductions, loss contracts and exit from activities
Mobile	4	—	(21)
Fixed	18	6	6
Broadcast	—	2	7
EDB Business Partner	—	—	223
Other business units	1	1	38
Corporate functions and Group activities	2	(3)	34
Eliminations	—	—	—
Total workforce reductions, loss contracts and exit from activities	25	5	287

Adjusted EBITDA	5,035	4,189	18,586

Write-downs
Mobile	—	8	35
Fixed	—	—	24
Broadcast	—	4	18
EDB Business Partner	—	4	28
Other business units	3	—	37
Corporate functions and Group activities	—	—	3
Eliminations	—	—	—
Total write-downs	3	16	145

Adjusted operating profit	2,304	1,503	7,989

Special items associated companies
(Gains) losses on disposal of ownership interests	—	(66)	(1,507)
Other write-downs associated companies	—	—	25
Total special items associated companies	—	(66)	(1,482)

Net (gains) losses and write-downs financial items	(2,591)	86	(73)
Adjusted profit (loss) before taxes and minority interests	2,105	1,095	6,300

Reconciliations

	4th quarter		Year
(NOK in millions)	2004	2003	2003
Net income (loss)	2,801	597	4,560
Minority interests	284	63	490
Taxes	1,589	387	2,376
Profit (loss) before taxes and minority interests	4,674	1,047	7,426
Net financial items	(2,259)	394	1,365
Associated companies	(133)	34	(1,231)
Operating profit (loss)	2,282	1,475	7,560
Depreciation and amortization	2,731	2,686	10,597
Write-downs	3	16	145
EBITDA	5,016	4,177	18,302

Net (gains) losses on disposal of fixed assets and operations	(6)	7	(3)
EBITDA excluding gains and losses	5,010	4,184	18,299

Expenses for workforce reductions, loss contracts and exit of activities	25	5	287
Adjusted EBITDA	5,035	4,189	18,586

Operating profit (loss)	2,282	1,475	7,560
Write-downs	3	16	145
Net (gains) losses on disposal of fixed assets and operations	(6)	7	(3)
Expenses for workforce reductions, loss contracts and exit of activities	25	5	287
Adjusted operating profit (loss)	2,304	1,503	7,989

Associated companies	133	(34)	1,231
Total special items associated companies	—	(66)	(1,482)
Adjusted associated companies	133	(100)	(251)

Profit (loss) before taxes and minority interests	4,674	1,047	7,426
Write-downs	3	16	145
Net (gains) losses on disposal of fixed assets and operations	(6)	7	(3)
Expenses for workforce reductions, loss contracts and exit of activities	25	5	287
Special items associated companies	—	(66)	(1,482)
Net (gains) losses and write-downs financial items	(2,591)	86	(73)
Adjusted profit (loss) before taxes and minority interests	2,105	1,095	6,300

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:	/s/ Torstein Moland Name: Torstein Moland Title: CFO

Date: 6th May, 2004